SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 06 December 2002

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Name of company


Bank of Ireland



2. Name of shareholder having a major interest


Fidelity International Ltd and Subsidiaries



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18


Non - Beneficial Interest



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Schedule A

Security: Bank of Ireland


Shares Held          Management Company                 Nominee/Registered Name

11,491,216           FISL                               National Irish Bank
8,520                FPM                                Nordea
842,472              FPM                                Bankers Trust
86,539               FPM                                MSS Nominees Ltd
592,826              FPM                                Nortrust Nominees Ltd
7,560                FPM                                Credit Suisse FST BOS
                                                        Zurich
1,659,216            FIL                                Bank of Ireland
1,073,305            FIL                                MSS Nominees Ltd
3,155,.070           FIL                                National Irish Bank
10,782,092           FIL                                Allied Irish Bank
117,903              FIL                                Nortrust Nominees Ltd
238,149              FIL                                NAB Australia
287,464              FIL                                Bankers Trust
68,952               FIL                                RBS Trust Bank
116,384              FIL                                Citibank
14,470               FIL                                Mitsubishi Trust
16,870               FIL                                Chuo Trust Bank
16,712               FIL                                Chase Nominees Ltd
663,601              FIL                                HSBC Client Holdings
                                                        Nominee (UK) Limited
308,156              FIL                                Deutsche Bank AG London
13,700               FIL                                Daiwa Trust Bank
94,100               FIL                                Mellon Nominees Ltd
13,599               FIL                                CDC Finance
712,828              FIL                                JP Morgan
34,700               FIL                                Master Trust Bank of
                                                        Japan
15,400               FIL                                Japan Trustee Sves BkLi
154,262              FIL                                Bank of New York
                                                        Brussels
13,888               FIL                                Northern Trust
5,528                FIL                                PICG
20,300               FIL                                Chase Manhattan Bank AG
                                                        Frankfurt



5. Number of shares / amount of stock acquired






6. Percentage of issued class






7. Number of shares / amount of stock disposed






8. Percentage of issued class






9. Class of security


 Ordinary Stock



10. Date of transaction


04 December 2002






11. Date company informed


05 December 2002



12. Total holding following this notification


32,625,782



13. Total percentage holding of issued class following this notification


3.2%



14. Any additional information






15. Name of contact and telephone number for queries


Terence H. Forsyth

Tel: 00353 1 6043400



16. Name and signature of authorised company official responsible for making this notification


Terence H. Forsyth



Date of notification


06 December 2002


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              The Governor and Company
                                              of the Bank of Ireland



                                                   T.H. Forsyth
                                                  Group Secretary



                                                Date: 06 December 2002